Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Announces Fourth Quarter 2008 Preliminary Subscriber Statistics

     TORONTO, Jan. 6 /CNW/ - Rogers Communications Inc. (TSX: RCI; NYSE: RCI)
today announced selected preliminary fourth quarter 2008 subscriber results.
     "Rogers ended 2008 with healthy growth in both our wireless and cable subscriber bases reflecting our innovative offerings that have the features, convenience and value that Canadians want," said Alan Horn, Chairman and acting CEO of Rogers Communications Inc. "We continue to focus on the higher value segments in both wireless and cable. Our wireless subscriber results reflect our success in driving greater penetration of more advanced wireless data devices and services. While our fourth quarter cable subscriber additions reflect the challenging economic backdrop, we continued to enhance our high penetration levels in Internet and home phone and achieved success during the fourth quarter with our seasonal digital cable campaign."

     <<
     Selected Preliminary 2008 Subscriber Statistics(1)

     -------------------------------------------------------------------------
                             Three Months Ended        Twelve Months Ended
                                 December 31                December 31
     -------------------------------------------------------------------------
     (Subscriber
      statistics in
      thousands,
      except churn)         2008     2007   Change     2008     2007   Change
     -------------------------------------------------------------------------
     Wireless Postpaid
      Retail Subscribers                              6,451    5,914      537
       Gross additions       369      362        7    1,341    1,352      (11)
       Net additions         158      158        0      537      581      (44)
       Adjustment to postpaid
        subscriber base                                   0      (65)      65
       Churn %              1.12%    1.17%   -0.05%    1.10%    1.15%   -0.05%

     Wireless Prepaid
      Retail Subscribers                              1,491    1,424       67
       Gross additions       173      156       17      632      635       (3)
       Net additions          41       25       16       67       70       (3)
       Adjustment to prepaid
        subscriber base                                   0      (26)      26
       Churn %              3.03%    3.12%   -0.09%    3.31%    3.42%   -0.11%

     Total Wireless
      Retail Subscribers                              7,942    7,338      604
       Gross additions       542      518       24    1,973    1,987      (14)
       Net additions         199      183       16      604      651      (47)
       Adjustment to
        subscriber base                                   0      (91)      91
     -------------------------------------------------------------------------
     Basic Cable
      Subscribers                                     2,320    2,295       25
       Net additions           4       20      (16)       9       18       (9)

     Digital Cable
      Households                                      1,550    1,353      197
       Net additions          61       61        0      191      219      (28)

     Residential High-speed
      Internet Subscribers                            1,582    1,465      117
       Net additions          19       46      (27)     102      165      (63)

     Residential Cable
      Telephony Subscribers                             840      656      184
       Net additions(2)       40       65      (25)     182      290     (108)

     Cable Revenue Generating
      Units (RGUs)(3)                                 6,292    5,769      523
       Net additions         124      192      (68)     484      692     (208)

     Residential
      Circuit-Switched
      Telephony Subscribers                             215      334     (119)
       Net losses(2)         (39)      (3)     (36)    (119)     (37)     (82)
     -------------------------------------------------------------------------
     (1) See Rogers' third quarter 2008 MD&A and full year 2007 MD&A for notes regarding prior period subscriber reporting and results.
     (2) Includes approximately 21,000 and 60,000 migrations from circuit-
         switched to cable telephony for three and twelve months ended
         December 31, 2008, respectively, and includes approximately 2,000 and
         42,000 migrations from circuit-switched to cable telephony for the three and twelve months ended December 31, 2007, respectively.
     (3) Cable RGUs are comprised of basic cable subscribers, digital cable households, residential-high speed Internet subscribers and cable telephony subscribers.
     >>

     During the fourth quarter of 2008, Rogers Wireless activated approximately 130,000 iPhone 3G devices, approximately 40% of which were with new subscribers with the remainder being with existing Rogers Wireless subscribers who upgraded to the iPhone, committed to new term contracts and in the vast majority of cases subscribed to both voice and monthly data service plans.
     These subscriber results are provided for informational purposes only and should not be used to infer or draw conclusions with respect to Rogers'
financial performance. As previously announced, Rogers Communications plans to release its unaudited fourth quarter 2008 financial results and full year 2009 guidance before North American markets open the morning of February 18, 2009.

     About the Company

     We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers
Wireless, Canada's largest wireless provider and the operator of the country's only national GSM/HSPA based network. Through Rogers Cable we are one of
Canada's largest providers of cable television services as well as high-speed
Internet access and telephony services. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto
Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange
(NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     %CIK: 0000733099

     /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contact: Terrie Tweddle, (416) 935-4727,
terrie.tweddle(at)rci.rogers.com/
     (RCI RCI.A. RCI.B.)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.

CNW 08:54e 06-JAN-09